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                                                                EXHIBIT 99(b)(1)


              [WARBURG DILLON READ AUSTRALIA LIMITED LETTERHEAD]


14 December 1999

Mr Chris Tyler
Chief Executive Officer
Solution 6 Holdings Limited
Level 21 Town Hall House
456 Kent Street
SYDNEY NSW 2000


STRICTLY PRIVATE & CONFIDENTIAL


Dear Chris


OFFER TO PROVIDE BRIDGE FACILITY FOR ACQUISITION OF ELITE INFORMATION GROUP,
INC.


INTRODUCTION

We refer to our ongoing discussions regarding financing the acquisition of Elite Information Group, Inc. ("THE BUSINESS") by Solution 6 Holdings Limited ("SOLUTION 6").



COMMITMENT

Warburg Dillon Read Australia Limited ("WDRAL") is pleased to confirm its commitment to Solution 6 to offer to provide an acquisition bridge facility (THE "FACILITY") of up to US$60 million, substantially in accordance with the terms of this letter and of the Terms Sheet accompanying this letter as Annexure A. All monetary amounts referred to in our proposal are in Australian dollars unless otherwise stated. All terms not specifically defined herein have the meaning assigned to them in the Terms Sheet.



NATURE OF THE COMMITMENT

The commitment contained herein is subject to:

o        The conditions set out in the attached Terms Sheet; and

o The completion of documentation satisfactory to WDRAL. WDRAL and Solution 6 will negotiate such documentation in good faith on terms consistent with the attached Terms Sheet.


It is not currently WDRAL's intention to syndicate the Facility to other financial institutions. However, WDRAL reserves the right to sell-syndicate the Facility to other financial institutions in consultation with Solution 6 once the transaction has been announced to the Australian Stock Exchange, subject to the provisions contained in the Terms Sheet.

This commitment will lapse if not accepted by 11 pm on 14 December 1999 (in Sydney).



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APPOINTMENT

In making the commitment set out in this letter, we do so on the basis that WDRAL will have access to the services of any specialist consultants that are engaged by Solution 6 or the Borrower, including taxation, legal, accounting and other advisers. WDRAL will be entitled to rely on the accuracy and completeness of the material provided by these consultants and on the expertise of each. Costs of these consultants will be for the account of the Borrower.



PROJECT TEAM

The assignment will be conducted by WDRAL and any written or oral communications will be that of WDRAL itself and not that of individuals assisting WDRAL. The persons principally involved in the assignment will be Robert Rankin, Steve Bennett, Sarah Rennie and Kevin Bush. However, this may vary by other specialist persons being seconded and utilised as required.



BASIS OF REMUNERATION

As per the Terms Sheet.


INDEMNITY

The Company agrees with WDRAL (for itself and on trust for each other member of UBS AG, and its subsidiaries, branches and affiliates ("THE UBS GROUP") and all directors, officers, employees and agents of the UBS Group ("INDEMNIFIED PERSONS")) that:

(a) the Company will indemnify and hold harmless the Indemnified Persons from and against all claims, actions, proceedings, demands, liabilities, losses, damages, costs and expenses arising out of, or in connection with, the Engagement or any other matter or activity referred to or contemplated by this letter which any Indemnified Person may suffer or incur in any jurisdiction;

(b) all costs and expenses incurred by any Indemnified Person are to be reimbursed by the Company promptly on demand, including those incurred in connection with the investigation of, preparation for or defence of, any pending or threatened litigation or claim within the terms of this Indemnity or any matter incidental thereto; and

(c) no Indemnified Person will have any liability whatsoever to the Company for or in connection with things done or omitted to be done pursuant to the Engagement;

other than in respect of any liabilities, losses, damages, costs or expenses which are determined by a judgement of a court of competent jurisdiction to have resulted from the wilful default or gross negligence on the part of the Indemnified Person. Sums already paid by the Company under this Indemnity but which fall within this proviso will be reimbursed in full.

The Company will notify WDRAL if the Company becomes aware of any claim which may give rise to a liability under this indemnity.

Without prejudice to any claim the Company may have against the UBS Group, no proceedings may be taken against any director, officer, employee or agent of the UBS Group in respect of any claim the Company may have against the UBS Group.






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TERMINATION

WDRAL's commitment to provide the Facility may be terminated immediately with or without cause by Solution 6 or the Borrower at any time or by WDRAL in the event that the Borrower and WDRAL have not entered into definitive documentation and executed the Facility by 15 February 2000 (in each case by notice in writing to the other party hereto). Upon termination, this letter shall from that date have no further force or effect (except in the case of termination by you or the Borrower without reasonable cause, for WDRAL's right to fees and reimbursement of WDRAL's reasonable costs and expenses). It is agreed that WDRAL will be entitled to the Commitment Fee upon execution of this letter and announcement of the Merger Agreement despite such termination by you or the Borrower.



COMPLETE AGREEMENT

This letter and other terms as may be agreed in writing constitute the complete agreement between the parties and no duties or obligations of WDRAL, other than those agreed in writing between the parties, shall be implied. This letter is intended to constitute a legally binding and enforceable obligation of Solution 6 and WDRAL. This letter may be executed in any number of counterparts, with all such counterparts taken together to constitute the agreement.



APPLICABLE LAW

This agreement shall be governed in accordance with the laws of New South Wales and the parties to it submit to the exclusive jurisdiction of the courts of that State.



CONFIRMATION OF ACCEPTANCE

We trust that the arrangements proposed in this letter are acceptable to you. If so, would you please indicate your acceptance by signing the enclosed or faxed copy of this letter and returning it to this office 11 pm on 14 December 1999 (Sydney time).



CONCLUSION

If you would like to discuss any aspect of this letter, or if you require any further information, please do not hesitate to contact us on 9324 2575.

We look forward to the successful completion of this transaction.



Best regards,


Warburg Dillon Read Australia Limited






Robert Rankin                                                 Steve Bennett
Executive Director                                            Executive Director


Encl.




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Accepted for and on behalf of SOLUTION 6 HOLDINGS LIMITED



Signature:

Title:

Date:



(The signatory warrants that he/she is duly authorised by Solution 6 Holdings Limited to enter into this agreement on its behalf).